Shareholder

Master data

3. Details of person subject to the notification obligation:

Name	Address
Allan & Gill Gray Foundation	Redwood House, St Julian Avenue, GY1 1WA, St Peter Port, GG

National ID-number	Email address
Guernsey Registration Number: 32	gpolkinghorne@allangillgrayphilanthropies.org

4. Full name of shareholder (if different from 3.)

Standard form for notification of major holdings

The boxes in sections (1-6) and section (8) in the standard form must always be filled out.
Section 3 and 4 can be found at the beginning of the form, under master data.

Then, please fill out the sections in the standard form for the relevant type of financial instrument.

- ***For notification regarding shares go to section (7.1) in the standard form.***
- ***For notification regarding financial instruments in accordance with section 39(2)(1) of the Capital Markets Act, go to section (7.2) in the standard form.***
- ***For notification regarding financial instruments in accordance with section 39(2)(2) of the Capital Markets Act, go to section (7.3) in the standard form. In case of proxy voting, fill out section (9) in the standard form.***

Section 6 is completed automatically when you report your holding in item 7. If there is a holding from a previous notification, this must be indicated below and entered manually.

In case of proxy voting, fill out section (9) in the standard form.

2. Reason for the notification (please tick the appropriate box or boxes):

- ☑ An acquisition or disposal of voting rights or share capital
- ☐ An acquisition or disposal of financial instruments
- ☐ An event changing the breakdown of voting rights or share capital
- ☐ Other (please specify):

5. Date on which the threshold was crossed or reached

27-03-2026

6. Total positions of the person subject to the notification obligation:

Voting rights:

Resulting situation on the date on which threshold was crossed or reached

Voting rights attached to shares in % (total of 7.1.A)	Voting rights through financial instruments in % (total of 7.2.A + 7.3.B)	The total of both in % (7.1.A + 7.2.A + 7.3.A)
4,9895 %	0,00 %	4,9895 %

☑ Position of previous notification (if applicable)

Voting rights attached to shares in % (total of 7.1.A)	Voting rights through financial instruments in % (total of 7.2.A + 7.3.B)	The total of both in % (7.1.A + 7.2.A + 7.3.A)
5,03 %	0,00 %	5,03 %

Share capital:

Resulting situation on the date on which threshold was crossed or reached

Share capital attached to shares in % (total of 7.1.B)	Share capital attached to shares in % (total of 7.1.B)	Share capital attached to shares in % (total of 7.1.B)
0,00 %	0,00 %	0,00 %

☐ Position of previous notification (if applicable)

6.A Information on the issuer

Total number of voting rights of issuer

64.250.721

Shareholder 1 / 3

Shareholder Shareholder 2 / 3 Total share capital in issuer 64.250.721 7. Specify type of holding Please check the categories below that are relevant for your holding. You can select multiple categories if your portfolio includes different types of instruments or rights. Choose between: Direct shareholding (section 7.1), if you own shares in the company Financial instruments with the right to acquire shares (section 7.2), such as options or forward contracts that give you the right to buy or subscribe for shares Financial instruments with similar economic effect (section 7.3), such as cash-settled derivatives or other instruments that reflect the value of the shares without physical delivery For each category, you must specify whether your holding relates to (A-sections) and/or (B-sections).voting rights share capital If you are unsure which categories apply to you, we recommend that you consult capital markets legislation or seek advice. 7.1 Shares according to section 38 of the Capital Markets Act 7.1.A Holding of voting rights attached to shares ISIN code GENMAB A/S Number of voting rights Voting rights stated in % Voting rights which the person subject to the notification obligation holds directly or indirectly (Sect. 38(1) of the Capital Markets Act) 3.205.763 Voting rights which the person subject to the notification obligation holds directly or indirectly (Sect. 38(1) of the Capital Markets Act) 4,9895 % Voting rights which the person subject to the notification obligation is entitled to acquire, dispose of or exercise (Sect. 38(2) of the Capital Markets Act 0 Voting rights which the person subject to the notification obligation is entitled to acquire, dispose of or exercise (Sect. 38(2) of the Capital Markets Act) 0,00 % SUBTOTAL 7.1.A Number of voting rights 3.205.763 Voting rights stated in % 4,9895% 7.1.B: Share capital attached to shares 7.2 Financial instruments according to section 39(2)(1) of the Capital Markets Act 7.2.A: Voting rights attached to financial instruments according to section 39(2)(1) of the Capital Markets Act 7.2.B: Share capital attached to financial instruments according to section 39(2)(1) of the Capital Markets Act 7.3 Financial Instruments with similar economic effect acc. to sect. 39(2)(2) of the Capital Markets Act 7.3.A: Voting rights attached to financial instruments according to section 39(2)(2) of the Capital Markets Act 7.3.B: Share capital attached to financial instruments according to section 39(2)(2) of the Capital Markets Act

Shareholder Shareholder 3 / 3 Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity The person subject to the notification obligation is not controlled by any natural person or legal entity and does not xii control any undertaking(s) with holdings in the (underlying) issuer 8. Chain of controlled undertakings (please tick the appropriate box): Name Allan & Gill Gray Foundation Total voting rights if more than 5% Total share capital if more than 5% Name Orbis Allan Gray Limited Total voting rights if more than 5% Total share capital if more than 5% Name Orbis Holdings Limited Total voting rights if more than 5% Total share capital if more than 5% Name Orbis Investment Management Limited Total voting rights if more than 5% Total share capital if more than 5% 9. In case of proxy voting Name of the proxy holder % and number voting rights Date 10. Additional information Orbis Investment Management Limited is an investment manager which has investment discretion and voting control over the Genmab A/S shares and ADRs held by certain investment funds and portfolios. ⭐The reporting party guarantees the accuracy of the information provided.